                                                                                                                                 (over)
                                                                                                                        SEC 1474 (7-96)

                                                                          U.S. SECURITIES AND EXCHANGE COMMISSION

----------------------------------                                                Washington, D.C. 20549                                                 --------------------------
              FORM 4                                                                                                                                      OMB APPROVAL
----------------------------------                                     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
  Check this box if no longer                                                                                                                            --------------------------
    subject to Section 16. Form 4       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility      OMB Number:  3235-0287
   or                                               Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940                   --------------------------
    Form 5 obligations may                                                                                                                               Expires:  December 31,
   continue.                                                                                                                                             2001
    See Instruction 1(b)                                                                                                                                 Estimatd average burden
                                                                                                                                                         --------------------------
                                                                                                                                                         hours per response . . .
                                                                                                                                                         . . .0.5
(Print or Type Responses)
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----------------------------------------------------------------- ---------------------------------------------------------------- --------------------------------------------------
1.       Name and Address of Reporting Person*                    2.  Issuer Name and Ticker or Trading Symbol                     6.  Relationship of Reporting Person to Issuer
                                                                                                                                   (Check all applicable)
                                                                           Compaq Computer Corporation (CPQ)                         X   Director        ___ 10% Owner
Lay                      Kenneth             L.                                                                                    ___ Officer (give     ___ Other  (specify
                                                                                                                                                  title below)       below)
----------------------------------------------------------------- ----------------------------------------------------------------
-----------------------------------------------------------------
(Last)               (First)            (Middle)                  3.  IRS or Social Security   4.  Statement for
                                                                      Number of Reporting         Month/Year                            _______________________
20555 State Highway 249                                               Person (Voluntary)       October 2001
-----------------------------------------------------------------                              -----------------------------------
                                                                                                                                   --------------------------------------------------
                            (Street)                                                           5.  If Amendment, Date of           7.  Individual or Joint/Group Filing (Check
                                                                                                  Original                         applicable line)
Houston                   TX                      77070-2698                                      (Month/Year)                       X   Form filed by One Reporting Person
                                                                                                                                   ___ Form filed by More than One Reporting Person
-----------------------------------------------------------------
----------------------------------------------------------------- -------------------------------------------------------------------------------------------------------------------
(City)                   (State)            (Zip)                          Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------------------------------------------------- -------------------------------------------------------------------------------------------------------------------
1.  Title of Security                                             2.  Trans-       3.  Trans-    4.  Securities Acquired (A)        5.       Amount     6.  Owner-    7.
    Instr. 3)                                                         action                      or Disposed of (D)                   Of Securities      ship           Nature of
                                                                      Date       action           (Instr. 3, 4 and 5)                   Benefically       Form:          Indirect
                                                                                     Code                                               Owned at          Direct         Beneficial
                                                                    (Month/          (Instr. 8)                                         End of Month      (D) or         Owner-
                                                                                                                                                          Indirect       ship

                                                                                               ------------------------------------
                                                                                               ------------- -------- -------------
                                                                    Day/                                     (A) or                                       (I)
                                                                    Year)        Code   V         Amount     (D)         Price          (Instr. 3 and      (Instr.       (Instr. 4)
                                                                                                                                        4)              4)
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
                                                                  -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
Common Stock (1)                                                   10/29/2001      S             124,596        D        $9.25           340,724             D
                                                                  -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------

----------------------------------------------------------------- -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------
                                                                  -------------- ------ ------ ------------- -------- ------------- ------------------- ------------- ---------------

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(1)      The reporting person is subject to the issues' policy that restricts trading in the issuer's stock to a limited period following the issuer's earnings fiscal period.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, See Instruction 4(b)(v).

FORM 4 (continued)
                             TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)

----------------------- ---------------- ------------ ------------ -------------------- ----------------------- -------------------- ---------- -------------- ------------- -----------
1. Title of Derivative  2. Conver-       3. Trans-    4. Trans-    5. Number of Deriv-  6. Date Exer-           7. Title and         8. Price   9. Number      10. Owner-    11. Nature
Security                  sion or          action       action       ative Securities     cisable and           Amount               of           of Deriv-        ship        of
   (Instr. 3)             Exercise         Date         Code         Ac-quired (A) or     Expiration Date       of                   Deriv-       ative            Form of     Indirect
                          Price of           (Month/    (Instr.      Dis-                 (Month/Day/           Underlying           ative        Secur-          Deriv-       Benefi-
                          Deri-                         8)           posed of (D)           Year)               Securities           Secur-       ities            ative       cial
                          vative         Day/Year)                   (Instr. 3, 4,                                (Instr. 3 and 4)   ity          Bene-                        Owner-
                          Security                                   and 5)                                                          (Instr.      ficially         Security:   ship
                                                                                                                                     5)           Owned            Direct      (Instr.
                                                                                                                                                  Ebd              (D) or      4)
                                                                                                                                                  of               Indirect
                                                                                                                                                  Month            (I)
                                                                                                                                                  (Instr. 4)      (Instr.
                                                                                                                                                                  4)
                                                                                        ------------ ---------- ---------- ---------

                                                                                        Date         Expira-      Title    Amount
                                                                                        Exercisable  tion Date                or
                                                                                        -                                  Number
                                                                                                                              of
                                         ------------ -------- --- ---------- ---------
                                                                                                                           Shares
                                                      Code     V      (A)       (D)

                                                                   ---------- ---------
----------------------- ---------------- ------------ -------- ---                      ------------ ---------- ---------- --------- ---------- -------------- ------------- -----------
Stock Option (Right     $17.00           04/26/2001   A        V   25,000               04/18/2002   04/25/2011 Common     25,000               25,000              D
to Buy)                                                                                 (2)                     Stock
----------------------- ---------------- ------------ -------- --- ---------- --------- ------------ ---------- ---------- --------- ---------- -------------- ------------- -----------
----------------------- ---------------- ------------ -------- --- ---------- --------- ------------ ---------- ---------- --------- ---------- -------------- ------------- -----------
Stock Option (Right     $8.50            04/26/2001   A        V   5,294                04/18/2002   04/25/2011 Common     5,294                5,294               D
to Buy)                                                                                 (3)                     Stock
----------------------- ---------------- ------------ -------- --- ---------- --------- ------------ ---------- ---------- --------- ---------- -------------- ------------- -----------
----------------------- ---------------- ------------ -------- --- ---------- --------- ------------ ---------- ---------- --------- ---------- -------------- ------------- -----------

----------------------- ---------------- ------------ -------- --- ---------- --------- ------------ ---------- ---------- --------- ---------- -------------- ------------- -----------

Explanation of Responses:
(2)      Option vests in full 04/18/2002.
(3)      Option vests in full 04/18/2002.

                                                                                /s/  Kenneth L. Lay                                                     11/7/01
                                                                                -------------------------------------------------------               ----------------------------
                                                                                           **Signature of Reporting Person                                       Date

**Intentional misstatement or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C.1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to  the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
SEC 1474(7/96)